U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Kinetik Holdings Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the period ended September 30, 2023, which was filed with the U.S. Securities and Exchange Commission on November 9, 2023. Such disclosure is included under the caption “Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934” beginning on page 42 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Sincerely,

By:	/s/ Jamie Welch
Jamie Welch
Chief Executive Officer, President, Chief Financial Officer and Director